Exhibit 99.1

Titan Medical Reports First Quarter 2019 Financial Results

TORONTO--(BUSINESS WIRE)--May 14, 2019--Titan Medical Inc. (TSX: TMD) (NASDAQ: TMDI) (“Titan” or “the Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three months ended March 31, 2019.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended March 31, 2019 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “We continued to make steady progress during the first quarter and recent weeks, moving closer to pivotal milestones in the development of our single-port robotic surgical system. Most recently we announced hardware design freeze, which allows us to complete verification and validation activities. We remain on track to conduct preclinical studies this summer under Good Laboratory Practices (GLP) and Summative Human Factors studies. These studies are in preparation for submitting an Investigational Device Exemption (IDE) application to the U.S. Food and Drug Administration for human confirmatory studies, which we plan to conduct during the fourth quarter. Based on this schedule and anticipated approval of our IDE application, we expect to file by year-end 2019 our 510(k) application with the FDA and our technical file for the CE mark in Europe.

“During the first quarter we raised nearly $29 million in the single-largest offering in Titan’s history, which included several U.S. institutions as a result of our Nasdaq listing. We are now capitalized through several of this year’s important milestones ahead.

“We are taking the necessary steps to ensure a successful launch, following regulatory clearance,” Mr. McNally added. “We have bolstered our global patent position, which now stands at 35 issued and 73 patents pending. Our agreement with Teleflex for ligation instruments will expand the types of procedures our system will be able to perform in the future. We are also proud to have welcomed our new chairman of the board earlier this month, Charles Federico, a prominent medical technology executive who possesses deep experience and a track record of success in strategic planning, corporate governance, and successful commercialization.”

Business highlights and milestones for the first quarter of 2019 and recent weeks include:

  Completed the system engineering confidence build for all components of the Company’s single-port robotic surgical system.
  Announced publication of a peer-reviewed paper featuring its single-port robotic surgical system in Surgical Endoscopy, which highlighted the feasibility, safety and ease-of-use of the technology for general surgery procedures.
  Expanded the global intellectual property portfolio to 35 patents issued and 73 patents pending, including the receipt of its first patent in China.
  Closed a public offering of units consisting of one share of common stock and one warrant to purchase one share of common stock, raising gross proceeds of $28.8 million.
  Announced a collaboration with Teleflex Incorporated to integrate Teleflex’s market-leading Weck® Hem-o-lok® polymer ligation technology into Titan’s single-port robotic surgical system.
  Achieved hardware design freeze for its single-port robotic surgical system.
  Appointed prominent medical technology executive Charles Federico to chairman of the board of directors.

Financial results for the first quarter of 2019 include:

  Research and development expenses for the first quarter of 2019 were $14,408,612, compared with $3,274,074 for the corresponding prior-year period, as the Company accelerated advanced product development in preparation for planned GLP and IDE studies.
  Net and comprehensive loss for the first quarter of 2019 was $28,282,880, compared with a net and comprehensive loss of $808,699 for the same period in 2018, which in addition to increased research and development expenses, includes the impact of changes in warrant valuation in 2019.
  Cash, cash equivalents and deposits with product development service providers as of March 31, 2019 were $33,813,090, compared with $20,012,873 as of December 31, 2018.
  During the quarter 1,018,506 warrants were exercised for total proceeds of $3,259,219.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT:
LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com